Exhibit 12.1

CENTERPOINT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(dollars in thousands)

	Nine Months
	Ended	Years Ended December 31,
	9/30/2004	2003	2002	2001	2000	1999
Available earnings:
Income from continuing operations before income taxes, equity in net income of affiliate plus gains on sale of real estate	$1,771	$29,959	$36,999	$14,271	$46,464	$39,553
Plus:
Interest expense	8,419	23,305	26,880	30,778	30,976	19,954
Amortization of deferred financing costs	932	3,354	2,918	2,376	2,155	1,905
Distributed share of equity from affiliates	683	2,281	1,994	3,309	—	2,126

Available earnings	$11,805	$58,899	$68,791	$50,734	$79,595	$63,538

Combined fixed charges and preferred dividends:
Interest expense, including discontinued operations	$8,419	$25,166	$29,875	$30,778	$30,976	$19,954
Amortization of deferred financing costs	932	3,354	2,918	2,376	2,155	1,905
Preferred dividends	368	9,599	10,090	10,090	10,105	8,318
Interest capitalized	1,297	8,569	8,444	7,154	3,404	1,926

Combined fixed charges and preferred dividends	$11,016	$46,688	$51,327	$50,398	$46,640	$32,103

Ratio of earnings to combined fixed charges and preferred dividends	1.1	1.3	1.3	1.0	1.7	2.0